COMMENTS RECEIVED ON JANUARY 17, 2017

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 811-03785 and 002-84776)

Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Large Cap Fund, Fidelity Advisor Stock Selector Mid Cap Fund, and Fidelity Advisor Value Fund

POST-EFFECTIVE AMENDMENT NO. 190

FIDELITY ADVISOR SERIES VIII (File Nos. 811-03855 and 002-86711)

Fidelity Advisor International Capital Appreciation Fund and Fidelity Advisor Overseas Fund

POST-EFFECTIVE AMENDMENT NO. 126

FIDELITY CAPITAL TRUST (File Nos. 811-02841 and 002-61760)

Fidelity Stock Selector Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 127

FIDELITY DEVONSHIRE TRUST (File Nos. 811-01352 and 002-24389)

Fidelity Mid Cap Value Fund and Fidelity Stock Selector Large Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 152

FIDELITY INVESTMENT TRUST (File Nos. 811-04008 and 002-90649)

Fidelity Total International Equity Fund

POST-EFFECTIVE AMENDMENT NO. 149

FIDELITY SECURITIES FUND (File Nos. 811-04118 and 002-93601)

Fidelity Small Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 116

All funds

“Shareholder Information” (prospectus)

“Converting Shares”

“The fund will automatically convert your class of shares of the fund, which is not offered through this prospectus, to Class Z shares, if Class Z of the fund is available under your plan.”

C:

The Staff questions why the disclosure above is included in the Class Z prospectuses.

R:

As is the case with existing Class Z shares offered by other Fidelity Funds, pursuant to the Funds' Rule 18f-3 Plan, if a shareholder owns an existing class of a Fidelity fund that will offer new Class Z shares, and the shareholder is eligible for Class Z shares, the shareholder's investment will be automatically converted to Class Z shares.

Fidelity Advisor International Capital Appreciation Fund and Fidelity Advisor Value Fund

“Fund Summary” (prospectus)

“Fee Table”

(Example from Fidelity Advisor International Capital Appreciation Fund)

“(c) Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.05%. This arrangement will remain in effect through December 31, 2018. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests the fee waivers be filed an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).